Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com

Richard D. Simonds, Jr.
212.768.6936
rsimonds@sonnenschein.com

December 21, 2009

Julie F. Rizzo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 5 to the
Registration Statement on Form S-3 filed April 28, 2009
File No. 333-158862

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have filed on Form S-3/A, the captioned Amendment No. 5 to the Registration Statement.

We write to respond to your comment letter to the Registrant dated December 8, 2009.  These comments and our corresponding responses may be found below.  Additionally, attached are changed pages of the Form of Prospectus Supplement (Version 1), Form of Prospectus Supplement (Version 2) and Base Propsectus, marked to show changes from the versions of the documents filed on November 23, 2009. Please do not hesitate to contact us with any questions you may have.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

The Sponsor and The Servicer, page S-80

Comment:

1.
We note your response to our prior comment 3; however, please revise your disclosure here and in Prospectus Supplement No. 2 to provide a brief description of the triggering event or events that occurred in each securitization in which the Sponsor was involved which resulted in the senior certificates being paid principal prior to all other securities instead of referring back to the prospectus supplement for the related securitization. Also, refer to our prior comment 4. Provide similar disclosure regarding the Depositor.

Response:

We have added disclosure stating that each securitization where the depositor and sponsor has been involved has experienced a trigger event due to either (a) the percentage of mortgage loans that are 60 or more days delinquent as of the last day of the preceding calendar month exceeding a certain percentage or (b) the cumulative amount of realized losses incurred on the mortgage loans exceeding a certain percentage of the aggregate stated principal balance of the mortgage loans as of the cut-off date, resulting in the senior certificates being paid principal prior to all other securities.

Part II - Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

Comment:

2.	We note your response to our prior comment 7. Please revise the fourth paragraph of your opinion to refer to Delaware law or advise.

Response:

As we discussed with Ms. Michelle Lacko of the Securities and Exchange Commission staff in a telephone conversation on December 16, 2009, all of the opinions are governed by New York, and not Delaware, law.  Any pass-through certificates will represent beneficial interests in the related New York common law trust and will not represent beneficial interests in the depositor. The indenture pursuant to which any notes will be issued will be governed by New York law.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Sincerely,

/s/ Richard D. Simonds, Jr.

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